Notice to ASX/LSE Rio Tinto Limited 2025 Annual General Meeting: address by the Chair Dominic Barton, Chair, Rio Tinto 1 May 2025 **Check against delivery** Good morning to everyone here in Perth, and to those of you joining virtually. As Chair of Rio Tinto, I once again have the privilege of welcoming you to our 2025 Annual General Meeting. It’s great to be back in Western Australia. First, I would like to acknowledge the Whadjuk people of the Noongar Nation on whose Traditional Lands I am speaking from today. And I pay my respects to all Traditional Owners and Indigenous people that host our operations around the world. It also gives me great pleasure to introduce Robyn Collard to perform a Welcome to Country. Robyn is a Noongar woman from the Whadjuk and Ballardong groups, and she is joined by her grandson, Tryse Rioli, a Noongar, TiWi and Larrakia man, who will perform for us on the didgeridoo. Thank you, Robyn, for your welcoming words, and Tryse for your wonderful didgeridoo playing, and to both of you for opening our AGM. It was devastating to begin last year with the plane crash near Fort Smith, Canada. At last year’s AGM we named and remembered our four colleagues and the two air crew members who died in that tragic incident. It was with deep sadness that we experienced another fatality in 2024, as well as a missing seafarer. In October, Morlaye Camara tragically lost his life in an incident at the SimFer port site in Morebaya, Guinea. And in December, Gel Aguaviva was reported missing from one of our bulk carrier ships near the Philippines. Everyone has the right to go home safely every day. As we hold our colleagues and their loved ones in our thoughts, I want to assure you that we are learning from these events. They underscore why a relentless focus on safety is crucial, and I encourage us to take a moment to reflect on this. Thank you. Let me now introduce the members of our Board who are with us today: Susan Lloyd-Hurwitz; Martina Merz; Jennifer Nason; Sam Laidlaw, Senior Independent Director and Chair of our People and Remuneration Committee; Simon Henry, Chair of our Audit and Risk Committee; Peter Cunningham, our Chief Financial Office; Jakob Stausholm, our CEO; Dean Dalla Valle, Chair of our Sustainability Committee; Joc O’Rourke; Sharon Thorne; Ngaire Woods; Ben Wyatt and Tim Paine, our Australian Company Secretary We also have with us Trevor Hart, from KPMG, who has been our lead audit partner for the past five years. This will be Trevor’s last AGM in that capacity, due to his retirement from the role in accordance with auditor rotation requirements. I would like to acknowledge Trevor for his great work over the past five years. EXHIBIT 99.1

Notice to ASX/LSE In the last two years, I have spoken of our plan to renew the Board’s skills mix. This has led to a temporarily larger Board, while our more experienced directors have supported the handover to newer members. As we come to the end of this transitional period, there are a few changes to note. Kaisa Hietala and Sam Laidlaw will step down as Directors at the conclusion of this meeting and are not seeking re-election today. Sam will be succeeded by Ben Wyatt as Chair of the People & Remuneration Committee and by Sharon Thorne as Senior Independent Director. In October 2025, Simon Henry will also step down. Simon will be succeeded as Chair of our Audit and Risk Committee by Sharon Thorne. My thanks to Kaisa, Sam and Simon for your incredibly valuable support and contributions, which will be greatly missed. That said, I am happy about the breadth of experience that we currently have. AGMs play a key role in fostering dialogue and in building a shared understanding of the context in which we operate – they are opportunities for us as your Board to listen and learn from you, our shareholders, so that we can be better. And in order to make today’s proceedings as efficient as possible, I will now declare that voting on all resolutions is open. As usual, resolutions will be decided by poll. As a Board, we are very pleased to see Rio’s progression over the last few years. Jakob and his executive team have been cultivating a mix of skills and knowledge, project growth and social licence. The newest members – Jerome Pécresse in aluminium; Katie Jackson in copper; and Georgie Bezette in our People function – have all hit the ground running. We are also pleased to welcome Paul Graves as CEO of Rio Tinto Lithium, as we seek to build a world-class business off the back of the Arcadium acquisition, as Jakob will discuss. We have an increasingly diverse portfolio of materials the world needs – including for the energy transition – and this is supporting our finances and profitable growth journey. Our financial performance in 2024 was strong. Sales volumes and net operating cash flow were both up 3% year on year, while overall production grew 1%. The financial performance combined with strict capital allocation and our healthy balance sheet has enabled us to return $6.5 billion of dividends to you, our shareholders – a 60% payout at the top of our range for the ninth year running. As Jakob and the team set out at our Investor Day in December, we have a clear path to a decade of stable, sustainable, profitable growth through our major projects – supported by continuous improvements to our existing operations. Last year I told you how excited I was about these projects, which we are executing in challenging environments, on time and on budget. They have not disappointed. We are on course for 4% production growth this year, largely underpinned by Oyu Tolgoi underground. Oyu Tolgoi has a 97.5% Mongolian workforce. We recently launched the South Gobi Underground Mass Mining Institute, to help ensure that outstanding engineering, technological and safety expertise continues to be developed locally. In Argentina, the Rincon project went from greenfield to first lithium production in only 32 months. The Board was pleased to approve an investment late last year to expand the plant, where we will continue developing Direct Lithium Extraction techniques (DLE) that support water conservation and reduce waste.

Notice to ASX/LSE Next, there is Simandou – a one-of-a-kind high grade iron ore project being delivered by a team that is over 80% Guinean. Simandou is complex, but we firmly believe it will be transformational for Guinea and its people. And in the Pilbara, our development pipeline extends well into the next decade and beyond with new mines and projects including Western Range, West Angelas, Hope Downs 1, Greater Nammuldi and Brockman 4 expansion. In fact, over the next three years we expect to invest more than US$13.3 billion in new mines, plant and equipment in the Pilbara. This builds on about US$8.5 billion of investment in the region over the past three years. We’re also studying Rhodes Ridge, which may one day become the biggest iron ore mine built in Australia, potentially producing more than 100 million tonnes per annum. In fact, we are executing more projects worldwide than ever before; and the skills we are gaining as we do so are helping us improve our organisation overall. We are making progress when it comes to operational performance, as Jakob will outline shortly. The Safe Production System is yielding results: we are getting consistently stable operating performance. For example, last year we delivered record bauxite production at Gove and Amrun. We have more work to do to drive improvements across all our assets, but I am confident we will get there. Workplace culture is a key enabler of our performance. My years in business have taught me that culture is not a nice to have or a fad – it is foundational. Which is why we are determined to continue building a safe, respectful and inclusive environment where people feel comfortable to share their ideas and make continuous improvements. A respectful culture, social licence, and strong environmental, social and governance credentials go hand in hand with delivering shareholder value. Actually, it tells you something about the culture that when I recently visited Richards Bay Minerals – or RBM – in South Africa, I was asked a lot of questions from our frontline colleagues on our culture and our performance. This was in November, around the time we published the Everyday Respect Progress Review, and I was reassured that they felt free to speak up about any topic and wanted to see Rio succeed. If you do not know, RBM supplies the raw materials for titanium metal – used in advanced manufacturing and titanium dioxide. I do not think we realise how many everyday items rely on this mineral, from paint to toothpaste. The leadership at RBM is 100% South African, and many live in communities close to the mine and have progressed to management roles after first joining the company as graduates. Besides RBM, as a Board we have been fortunate to visit a wide range of other sites over the last year: including our Matalco recycling business and our primary aluminium business in Canada; Kennecott in the U.S.; and Simandou in Guinea. Engaging with employees and communities where we operate deepens our understanding of our challenges and opportunities, as well as our societal role and responsibilities. We, of course, are by no means perfect. But while we focus on running our operations, a common thread is that we are providing jobs, training and other opportunities while working on our environmental performance where we operate. However, we need good partnerships to do so. In March I had the privilege of spending time with the leaders of the Puutu Kunti Kurrama and Pinikura People on their Country in the Pilbara.

Notice to ASX/LSE One of the topics we discussed was how a Traditional Owner group and a mining company can most efficiently work together. We have relationships with over 60 Indigenous and land-connected Groups across the globe. Many of these are very positive relationships, while a small number remain challenged. In any case, we are committed to working together to achieve positive, long-term outcomes. Our business is growing, but we need to do this in a sustainable way. That requires us to build solid and trusting relationships and be consistent in our approach. Much of what I have said today may sound familiar. That’s because we have a clear strategy, one that we are focused on delivering with consistency. That is not to say the context we find ourselves in, is the same as last time we were here together; we are a complex business operating in a complex world, full of complex challenges: geopolitics, tariffs, community relations, industrial relations, and lengthy permitting. While industries such as ours must be nimble and constantly build new capabilities and technologies to continue growing productivity, when the world looks ever more complex, a consistent approach can be powerful. We are a long-term company following a consistent strategy, and the long-term picture is positive in terms of the demand for what we do. The fundamental drivers of our demand are all in place: population growth, economic development, and a significantly increasing need for materials that support energy security. As the world grows, so does its energy demand, including electricity. From today, to 2030, the International Energy Agency expects electricity to grow at 6 times the pace of overall energy demand, which itself is growing. This mass electrification requires more aluminium, more lithium, more copper, and more iron ore for steel. For example, we expect that by 2040 the world will need 3 times more copper than today for end use in renewable grid investment, energy storage, electric vehicles and other parts of the global energy system. If this future world wants a stable supply of these materials, then it will have to build new mines, and innovate and develop new technologies. We are doing all that we can to support this future – lithium being a case in point – while ensuring we continue creating value for our shareholders. In short, there will be challenges in the years ahead, but we are well placed to navigate them and make the most of the opportunities ahead of us. We are determined to consistently deliver sustainable production growth and shareholder value, even in a complex world. Thank you.

Notice to ASX/LSE Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com